AllianceCapital

Alliance Capital
Management Corporation
1345 Avenue of the Americas
New York, NY 10105
Tel: (212) 969-2384

Robert H. Joseph, Jr.
Senior Vice President and
Chief Financial Officer

October 6, 2005

By facsimile to (202) 772-9208 and courier

John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Alliance Capital Management Holding L.P.**
        Form 10-K filed March 15, 2005
        Form 10-Q filed August 5, 2005
        File No. 001-09818

Dear Mr. Nolan:

We are responding to your comment letter dated September 23, 2005 concerning certain filings by Alliance Capital Management Holding L.P. ("Alliance Holding" or the "Company") and Alliance Capital Management L.P. ("Alliance Capital"). The words "we" and "our" in our responses refer collectively to Alliance Holding and Alliance Capital, or to their officers and employees. Where the context requires distinguishing between Alliance Holding and Alliance Capital, we identify which of them is being discussed.

In order to expedite your review, we have repeated (in bold) your questions and set forth our responses directly below each question. Where appropriate, we have indicated that we will disclose or clarify certain information in future filings.

Form 10-K for the period ended December 31, 2004

Business. General, page 1

1. We refer to the last paragraph on page 1 that states the Company changed its accounting for certain fixed income assets managed for insurance company clients from the cost method to the equity method, resulting in an increase in fixed income assets under management of up to $3 billion at each year end. In this regard, please tell us and provide the following information in future filings:

   - state the justification for the change in accounting principle, including the specific circumstances which occurred during 2004 that management determined were not present in prior periods which resulted in the change from the cost method to the equity method. Refer to paragraph 17 of APB 20;

   - include the disclosure required by paragraph 19 of APB 20 regarding the change in accounting principle or provide us with the SAB 99 materiality assessment that supports why this disclosure was not included in the filing; and

   - discuss in MD&A the effects of this change in accounting principle on current and future operations considering revenues are based on a percentage of the value of assets under management which have been increased by $3 billion as a result of this change in valuation.

Response:

Assets under management ("AUM") are assets of clients for whom we provide investment management and related services and receive investment advisory and services fees. We do not own these assets and they are not recorded on our balance sheet. In general, investment advisory and services fees are calculated as a percentage of AUM. Although disclosure of AUM is not required by U.S. generally accepted accounting principles ("GAAP"), we discuss AUM in Item 1 and MD&A to support our analysis of changes in investment advisory and services fees. Because AUM is not recorded on our balance sheet and is not required to be disclosed by GAAP, it does not fall within the scope of APB 20.

Prior to this change, substantially all AUM amounts, except for AUM of insurance company clients, were reported at market value. We believe that reporting market value for all AUM improves our disclosure because we are applying one valuation method consistently and because we use market value for our internal reports. While investment advisory fees are generally calculated as a percentage of AUM at market value, advisory fees charged for AUM of insurance company clients have always been, and continue to be, based on cost, not market value. Thus, the change did not impact reported revenues, nor will it impact future revenues.

As a result of this change, at December 31, 2003, fixed income AUM increased 1.4% to $176.6 billion and total AUM increased 0.5% to $477.3 billion; and at December 31, 2004, fixed income AUM increased 1.3% to $193.4 billion and total AUM increased 0.5% to $538.8 billion.

We will disclose in future filings that this change had no impact on reported revenues and will not impact future revenues.

Cash Management Services, page 10

2. **We refer to the statement that on October 28, 2004 Alliance Capital and Federated Investors reached a definitive agreement to acquire the Company's cash management services unit, which is expected to close in 2005 with payments aggregating $65 million over five years and resulting in a transfer of up to $24 billion in assets from money market funds to Federated Investors. Considering that this component of the Company was held for sale as of December 31, 2004 please tell us and provide in future filings the following information:**

   - **state the reasons why the operating unit that is being sold was not recorded as a discontinued operation as of December 31, 2004;**

Response:

The term "unit" was not intended to reflect the transfer of a "reporting unit" as defined in GAAP. In accordance with the definitive agreement, Alliance Capital transferred the cash held in money market fund customer accounts to money market funds sponsored by Federated Investors. As discussed in our response to comment no. 1, AUM, including cash held in money market fund customer accounts, are not recorded on our balance sheet.

The transaction in question was essentially limited to the transfer of customer accounts and related assets. The actual advisory agreements and mutual fund legal entities were not transferred, nor were the related accounting, administrative, distribution, or sales and marketing operations.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations. Per paragraph 41 of SFAS No. 144, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment (as those terms are defined in

paragraph 10 of SFAS No. 131), a reporting unit (as that term is defined in SFAS No. 142), a subsidiary, or an asset group (as that term is defined in paragraph 4 of SFAS No. 144).

Based on our evaluation, we concluded that this transfer was not a sale of a component of an entity, and as such, should not be recorded as discontinued operations.

- **explain why you have not provided the footnote disclosure required by paragraphs 47 and 48 of SFAS 144 in the notes to the financial statements; and**

Response:

As discussed above, management concluded that SFAS No. 144 does not apply to this transaction.

- **disclose in MD&A the expected effects of the sale of this operating unit on the Company's future operations, cash flow and liquidity.**

Response:

We will disclose in MD&A in future filings that contingent payments received from Federated Investors in the five years following the closing of the transaction are expected to largely offset the loss of profit contribution from cash management services and that, as a result, this transaction is not expected to have a material impact on future operations, cash flow or liquidity.

Note 20 F/S 2005 10K

Financial Statements of Alliance Capital Management Holding L.P.

Note 6, Commitments and Contingencies, Legal Proceedings, page 53

3. **We note the Company has been named as a defendant in a number of significant litigation proceedings in which you believe the allegations are without merit and are also unable to estimate the impact, if any, that their outcome will have on your results of operations or financial condition. In this regard, please tell us and disclose in future filings the following information:**

   - **provide a probability assessment based on the ranges established in paragraph 3 of SFAS 5 as to the likelihood (*probable, reasonably possible* or *remote*) of an unfavorable outcome with respect to the pending litigation;**

for the adverse effects of market timing, (ii) settling a private civil mutual fund litigation unrelated to market timing, and (iii) estimated expenses related to our market-timing settlements with the SEC and New York State Attorney General ("NYAG") and other market timing-related liabilities.

(c) We have not provided a probability assessment as to the likelihood of a negative outcome for the remaining matters because each such matter has been resolved, and we have disclosed each resolution in prior filings.

- **disclose your accounting policy with respect to the accrual of legal costs related to these litigation contingencies.**

Response:

We will disclose in future filings that our accounting policy with respect to legal costs related to defending litigation and regulatory matters is to recognize such costs on the accrual basis as incurred.

4. **We refer to the last paragraph of the "Market Timing-related Matters" section on page 55 that states the Company recorded charges of $330 million during the second half of 2003 in connection with the establishment of a $250 million restitution fund and *certain other matters*. In this regard, please tell us and provide in future filings the following information:**

- **describe the reasons for establishing the $250 million restitution fund and the sources of cash that will be used for the fund. Refer to Section IV, Undertaking C. "Distribution of Disgorgement and Penalty" and "Disgorgement and Civil Money Penalty" of the SEC administrative order *In the Matter of Alliance Capital Management, L.P., at IA-2205A (Dec. 18, 2003), Administrative Proceeding File No. 3-11359*;**

Response:

We will disclose in future filings (as we have disclosed previously) that we established the $250 million restitution fund to compensate fund shareholders for the adverse effects of market timing in certain of our sponsored mutual funds, in accordance with the Order of the Commission dated December 18, 2003 (as amended and restated January 15, 2004) and the Assurance of Discontinuance we reached with the NYAG, dated September 1, 2004. We will also disclose in future filings that we funded the $250 million out of our operating cash flow and paid it to the SEC in January 2004. Pg 66 2005 10-K

- **disclose, in the "Market-Timing Investigations" section on page 16 the Company's plan of remedial action taken to obtain reasonable assurance that the deficiencies in internal controls related to market timing will not recur in future operations;**

Response:

We refer you to the remedial actions we disclosed in our Forms 10-Q for the quarter ended September 30, 2003 and our Forms 10-K for the years ended December 31, 2003 and 2004. We will disclose (in the "Market Timing Investigations" portion of Item 1) in future Form 10-K filings similar information and our belief that these remedial actions provide reasonable assurance that the deficiencies in internal controls related to market timing will not recur.

- **state the nature and business reasons for the $80 million of payments related to *certain other matters* and their relationship, if any, to any regulatory agreements;**

Response:

We will disclose in future filings that the $330 million in charges we recorded in the second half of 2003, included the $250 million we paid to the restitution fund, the $30 million we used to settle a private civil mutual fund litigation unrelated to any regulatory agreements, and the $50 million we accrued for estimated expenses related to our market-timing settlements with the SEC and NYAG and other market timing-related liabilities, of which approximately $30 million remained as of December 31, 2004.

- **disclose the terms of the agreement with the New York State Attorney General's office which include:**

  - **a 20% reduction in mutual fund fees that have resulted in a reduction of approximately $70 million in 2004 advisory fees. Refer to the "Market Timing Investigations" section on page 16.**

  - **an undertaking by the Company to continue the 20% mutual fund fee reduction *for at least a five year period* which, estimated at $70 million per year would result in additional fee reductions of $280 million over the next four years.**

Response:

We refer you to the disclosure regarding the terms of our agreement with the NYAG in our Forms 10-K for the year ended December 31, 2003. We will disclose (in the "Market Timing Investigations" portion of Item 1) in future Form 10-K filings similar information, which will include our undertaking to continue the 20% weighted average reduction in advisory fees we charge our sponsored U.S. long-term open-end retail mutual funds for at least a five-year period (we have amended our advisory agreements with these funds to reflect this reduction without reference to a limited five-year period), which began in 2004. We will also disclose in future filings the approximate annual dollar amount of this fee reduction, which was approximately $69.5 million in 2004. We will also include a cross-reference to this disclosure in MD&A in future filings.

- **disclose in MD&A the effects of this undertaking on future operations, cash flow and liquidity of the Company. Refer to press release dated December 18, 2003 from the Office of the New York State Attorney General titled: "Alliance Agreement Includes New Form of Relief for Shareholders, $600 Million Agreement Includes 20 Percent Reduction in Mutual Fund Fees".**

Response:

We will disclose in MD&A in future filings the anticipated effects of this undertaking on future operations, cash flow and liquidity.

5. **We refer to the second paragraph of the "Private Client Services" section on page 12 which states that effective January 1, 2005 you eliminated transaction charges on U.S Equity services which is expected to reduce revenues in 2005 by *$10 million*. In this regard, please tell us and disclose in future filings:**

- **if this reduction is the result of the agreement with the New York State Attorney General's office which requires a 20% reduction on mutual fund fees for at least five years; and**

- **if so, please explain the assumptions you used to determine the $10 million reduction as compared to the statement by the New York State Attorney General that the reduction will be about $70 million per year for five years. Refer to paragraph 1.C.1., "Reduction of Management Fee Rates for Five Years" in the Agreement section of the Assurance of Discontinuance dated September 1, 2004 of the Attorney General of the State of New York.**

Response:

We will disclose in future filings that the elimination of transaction charges on U.S. Equity services for most of our private clients was not a result of Alliance Capital's agreement with the NYAG, but rather was due to a management initiative implemented during the first half of 2005 to change the structure of investment advisory and services fees charged to our clients for our services.

As most recently disclosed in our Forms 10-Q (in MD&A) filed August 5, 2005, the change in fee structure has two components: (i) the elimination of brokerage transaction charges and (ii) an increase in asset-based fees. The objective of the change was to improve the transparency and predictability of overall asset management costs for private clients. Management estimates that the change will reduce private client revenues by approximately $20 million on an annual basis.

Please note that the estimated reduction in revenues of approximately $10 million disclosed in our Forms 10-K filed March 15, 2005 was revised to approximately $20 million in our Forms 10-Q filed August 5, 2005.

Financial Statements of Alliance Capital Management L.P. and Subsidiaries

Summary of Significant Accounting Policies

Principles of Consolidation, page 65

6. We note you use the equity method of accounting for unconsolidated joint ventures and *certain investment vehicles* where Alliance Capital ownership is less than 50%. In this regard, please tell us and describe in future filings:

- **the nature and origin of these investment vehicles;**
- **why these investment vehicles qualify for using the equity method of accounting; and**
- **where the net assets and results of operations of these investment vehicles are disclosed in the financial statements.**

Pg 76 Note 2 Revised

Response:

"Certain investment vehicles" refers to investments made primarily to seed limited partnership hedge funds that we sponsor and manage. In accordance with EITF D-46, "Accounting for Limited Partnership Investments", investments in all limited partnerships should be accounted for under the equity method, unless the investor has virtually no influence over partnership operating and financial policies.

The investments are included in "other investments" on the balance sheet and the related investment income and gains and losses are included in "other revenues" on the income statement. We will disclose in future filings the nature and origin of these items and their location in the financial statements.

Fees Receivable, Net, page 65

7. We refer to the statement that the allowance for doubtful accounts is determined through an analysis of the aging of receivables, assessment of collectibility and other quantitative and qualitative factors. In this regard, please tell us and provide the following information in MD&A in future filings:

- **include an analysis, preferably in tabular form, to show how the yearly amount of the allowance for the last three fiscal years was determined. Refer to Schedule E, "Valuation and Qualifying Account — Allowance for Doubtful Accounts" on page 119;**

- discuss in greater detail the quantitative and qualitative factors that you considered in your analysis of the aging of receivables; and

- discuss the reasons for the significant increase in the allowance of $1.987 million and $0.785 million during 2002 and 2003, respectively, and for the decrease of $1.215 million in the allowance in 2004.

Response:

Please see Attachment I, which shows how the amount of the allowance for doubtful accounts was determined for 2002, 2003 and 2004.

The quantitative and qualitative factors we consider in our analysis of the aging of receivables include the following: our relationship with the client, the financial health (or ability to pay) of the client, current economic conditions and whether the account is closed or active. We will describe these factors in future filings.

2002 vs. 2001: The significant increase in the allowance for doubtful accounts reflects a significant increase in aged receivables resulting from the inadequacy of resources assigned to the collection function, and transitional problems experienced during a change to new billing procedures for the private client distribution channel.

2003 vs. 2002: Despite the decline in aged receivable balances, the allowance for doubtful accounts was increased to take into consideration unsatisfactory collection experience.

2004 vs. 2003: Decrease in the allowance for doubtful accounts was primarily attributable to the reduction in aged receivables resulting from a significant increase in collection efforts.

Our experience with collection of fees receivable has generally been good and the allowance for doubtful accounts represents less than one percent of the fees receivable account balance at December 31, 2002, 2003 and 2004. Accordingly, based on materiality (as assessed in accordance with Staff Accounting Bulletin No. 99), we have concluded that a tabular presentation showing the calculation of the allowance for doubtful accounts and a discussion of the reasons for the annual changes in the allowance in 2002, 2003 and 2004 in MD&A is not necessary.

Goodwill, net, page 66

8. We refer to the $2.9 billion of goodwill, equal to 33% of total assets as of December 31, 2004, and to the "Goodwill" section in MD&A on page 42 that states management believes goodwill was not impaired as of December 31, 2004. Considering the materiality of the goodwill recorded, please tell us and provide the following disclosure in future filings:

- **state when the goodwill was recorded and the terms of the specific acquisitions that resulted in goodwill recognition;**

- **disclose the amount of original goodwill recorded with respect to these acquisitions and the factors that contributed to the purchase price that resulted in the recognition of goodwill;**

Response:

We will disclose in future Form 10-K filings (as we have disclosed previously) that, on October 2, 2000, Alliance Capital acquired the business and assets of SCB Inc. (formerly known as Sanford C. Bernstein Inc., "Bernstein") and assumed the liabilities of the Bernstein business. The purchase price consisted of a cash payment of $1.4754 billion and 40.8 million newly issued Alliance Capital units. Pg 77 2005 10-K

We will disclose in future Form 10-K filings (as we have disclosed previously) that the acquisition was accounted for under the purchase method with the assets, liabilities and results of operations of Bernstein included in the consolidated financial statements from the acquisition date. The cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. The excess of the purchase price over the fair value of net assets acquired resulted in the recognition of goodwill of approximately $3.0 billion. Pg 78 2005 10-K

- **discuss the effects of any contingent consideration agreements on the amount and timing of goodwill recognition;**

Response:

There was no contingent consideration in connection with the Bernstein acquisition.

- **state how you will account for the elimination of goodwill related to the cash management services unit for which the Company entered into a definitive agreement to sell in 2005. Refer to the "Cash Management Services" section on page 10;**

Response:

Cash management services was established internally. Accordingly, there is no goodwill to be eliminated in connection with the cash management services transaction.

- **discuss how you determined that goodwill had not been impaired as of December 31, 2004 considering the following situations that, according to paragraph 28 of SFAS 142 would appear to more likely than not reduce the fair value of the reporting unit below its carrying amount:**

- the material litigation in which the Company is currently a defendant related to market timing, revenue sharing and Enron related matters. See Note 11, "Commitments and Contingencies, Legal Proceedings" on page 73 and the first risk factor on page 20.

- the adverse settlement with the Commission and the New York State Attorney General in December 2003 which resulted in establishing a restitution fund for $250 million and a 20% reduction on advisory fees on U.S long-term open end mutual funds totaling $70 million which reduced the net income for 2003 by 50%. The Company may also be required to contribute additional monies to the restitution fund. See "Market Timing Investigations" on page 16 and Note 11, "Legal Proceedings Market Timing-related Matters" on page 75.

- the effect on future operations of the 20% reduction of mutual fund fees for *at least a five year period* in addition to the $70 million reduction in 2003, resulting in a total value of the settlement with the Commission and the Attorney General of New York State for approximately $600 million. Refer to paragraph I.C.I. "Restitution of Management Fee Rates for Five Years" of the Assurance of Discontinuance Agreement with the Office of the Attorney General of the State of New York dated September 1, 2004.

- the first risk factor on page 20 that states the Company's reputation has suffered and could continue to suffer as a result of the issues related to the market timing of mutual funds. This could result in increased redemptions of mutual funds or reductions in assets managed for institutions and private clients and therefore reduce management fees earned.

Response:

We perform an annual goodwill impairment test as of September 30th of each calendar year. As noted in our Forms 10-K for the year ended December 31, 2003, we performed an additional impairment test as of December 31, 2003. We decided to perform this additional test (in accordance with paragraph 28 of SFAS No. 142) after Alliance Capital entered into agreements with the SEC and the NYAG with respect to market timing investigations into certain of our mutual funds. These impairment tests include determining whether the estimated fair value of Alliance Capital, the reporting unit, exceeds its book value. Management uses a discounted expected cash flow model in which business growth rate assumptions are applied over the estimated life of the goodwill asset and the resulting expected cash flows are discounted to arrive at a present value amount that approximates fair value. When estimating cash flows for purposes of the impairment test, we took into consideration the following:

- The material litigation in which Alliance Capital was then a defendant related to market timing, revenue sharing and Enron related matters;

- The adverse settlement with the SEC and the NYAG;

- The effect on future operations of the 20% reduction in mutual fund fees for certain domestic mutual funds, which will extend beyond the required 5 years;

- The elimination of the fourth quarter 2003 cash distribution; and

- The risk that Alliance Capital's reputation has suffered and could continue to suffer as a result of the issues related to the market timing investigation.

We will disclose in future filings that business growth rate assumptions utilized in the impairment tests consider all material events that have impacted, or that we believe could potentially impact, future discounted expected cash flows. Pg 78, 2005 10-K

<u>Intangible Assets, Net page 66</u>

9. With respect to the investment management contracts of businesses acquired totaling $414 million at December 31, 2004, please tell us and provide in future filings the following information:

- **describe the specific business acquisitions which resulted in the costs assigned to management investment contracts of businesses acquired and how these costs were allocated to this intangible asset; and** Pg 78

- **state the basis for estimating the 20 year amortization period.**

<u>Response</u>:

In connection with the Bernstein acquisition (described in our response to comment no. 8), $414 million of the purchase price was assigned to client contracts. These contracts were recognized as separately identifiable intangible assets apart from goodwill in accordance with paragraph 39 of SFAS No. 141.

In order to determine the fair market value and the remaining useful lives of client contracts, we performed an analysis that considered the following factors:

- The nature and characteristics of the intangible assets, including:

    i.) the historical and expected future economic benefits associated with the assets as of the valuation date,

ii.) the historical and expected attrition associated with the assets, and

iii.) any special rights associated with the assets;

- The historical and then current financial condition and operating results of Bernstein;
- Discussions with management of Bernstein and others to augment our understanding of the nature of the intangible assets; and
- Reviews of market data and other available information relating to Bernstein and the investment management industry.

As a result of the analysis, management determined that the intangible assets have an estimated useful life of approximately 20 years. We will disclose this information in future filings. Pg 78 2005 10-K

<u>**Cash Distributions, page 68**</u>

10. Tell us and disclose in future filings how *Available Cash Flow* is defined for purposes of determining the availability of cash for distributions to ACMC and its unitholders.

<u>Response:</u>

The definition of Alliance Capital's "Available Cash Flow" may be found in the Amended and Restated Agreement of Limited Partnership of Alliance Capital ("Partnership Agreement") and can be summarized as the cash flow received by Alliance Capital from operations minus such amounts as its general partner determines, in its sole discretion, should be retained by Alliance Capital for use in its business. Cash flow received from operations, or "operating cash flow", is computed by the general partner by determining the sum of: Pg 81 2005 10-K

- net cash provided by operating activities of Alliance Capital,
- proceeds from borrowings and from sales or other dispositions of assets in the ordinary course of business, and
- income from investments in marketable securities, liquid investments, and other financial instruments that are acquired for investment purposes and that have a value that may be readily established,

and then subtracting from this amount the sum of:

- payments in respect of the principal of borrowings, and

- amounts expended for the purchase of assets in the ordinary course of business.

The definition of Alliance Holding's "Available Cash Flow", which can be found in Alliance Holding's Amended and Restated Agreement of Limited Partnership, is the cash distributions Alliance Holding receives from Alliance Capital, minus such amounts as the general partner determines, in its sole discretion, should be retained by Alliance Holding for use in its business.

We will disclose these definitions in future filings.

Form 10-Q for the period ended June 30, 2005

Financial Statements of Alliance Capital Management Holding L.P.

Note 6. Commitments and Contingencies, Regulatory Matters, page 8

11. **We refer to the Wells Notice the Company received on July 26, 2005 from the New York Stock Exchange for failing to properly identify certain short sales transactions as short sale in the Electronic Blue Sheet transmissions. In this regard, please tell us and explain in future filings if you are currently in violation of NYSE regulations considering you state that this issue was a result of a coding problem in the electronic reporting system that was *corrected in 2003*, two years before you received the notice of violation.**

Response:

We will disclose in future filings that the Wells Notice relates to conduct in 2003 and prior periods. We will further disclose in future filings that Sanford C. Bernstein & Co., LLC ("SCB LLC"), a wholly-owned subsidiary of Alliance Capital, first learned of the coding problem with its electronic reporting system shortly after receiving a letter from the New York Stock Exchange ("NYSE") dated September 18, 2003, in which the NYSE alerted SCB LLC to a possible problem. SCB LLC identified and corrected the problem promptly thereafter. Since that time, SCB LLC believes that it has been operating in compliance with NYSE regulations relating to Electronic Blue Sheet submissions.

Financial Statements of Alliance Capital Management

Note 8. Divestiture. Page 16

12. **We note that in June 2005 the cash management services were sold to Federated Investors. In this regard, please tell us and disclose in future filings the following information:**

- **disclose the total sales price for the operating unit sold;**

Response:

We will disclose in future filings that the total sales price (much of which is contingent) is estimated to be approximately $95 million, which is composed of three parts: (1) an initial cash payment of $25 million received prior to June 30, 2005, (2) annual contingent purchase price payments payable over the next five years, which we estimate will total $60 million, and (3) a final contingent $10 million payment, which is based on comparing applicable revenues during the fifth year following the closing of the transaction to the revenues generated by those assets prior to the closing of the transaction.

Please note that the estimate of contingent purchase price payments payable over five years of $65 million disclosed in our Forms 10-K filed March 15, 2005 was revised to $60 million in our Forms 10-Q filed August 5, 2005.

- **state the carrying value of the net assets that were sold;**

- **explain how the $25 million gain was determined, prior to recognizing the offset of the gain contingency of $7.5 million;**

Response:

We will disclose in future filings that there were no assets or liabilities recorded on the balance sheet that were transferred as part of this transaction, and that the $25 million gain represents the initial cash payment received from Federated.

- **discuss in MD&A the expected effects of this sale on the Company's current and future results of operations, cash flow and liquidity; and**

Response:

We will disclose in MD&A in future filings that contingent payments received from Federated Investors in the five years following the closing of the transaction are expected to largely offset the loss of profit contribution from managing the cash in money market fund customer accounts and that, as a result, this transaction is not expected to have a material impact on future results of operations, cash flow or liquidity. Of course, if our experience differs from this expectation, we will modify the disclosure appropriately.

- **explain why the financial statements including the Condensed Consolidated Statements of Cash Flows does not show the impact of this sale.**

Response:

Because this transaction was not a sale of a business or a long-lived asset, we concluded that a separate caption in the Condensed Consolidated Statements of Cash Flows to show the impact of this transaction as "gain on sale of a business" was not appropriate.

*   *   *

In connection with responding to your comments, Alliance Holding and Alliance Capital hereby acknowledge that:

- Alliance Holding and Alliance Capital are responsible for the adequacy and accuracy of the disclosure in their filings;

- Staff comments or changes to disclosure in response to staff comments in our filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- Alliance Holding and Alliance Capital may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (212) 969-2384.

Sincerely,

Alliance Capital Management Holding L.P.
By: Alliance Capital Management Corporation, General Partner

By:
      Robert H. Joseph, Jr.
      Senior Vice President and
      Chief Financial Officer

Alliance Capital Management LP
Allowance For Doubtful Accounts Schedule
For the Years Ended December 31,

	December 31, 2002			December 31, 2003			December 31, 2004		
	Allowance Percentage	Receivable Balance	Allowance Amount	Allowance Percentage	Receivable Balance	Allowance Amount	Allowance Percentage	Receivable Balance	Allowance Amount
Active Accounts:									
181-360 days	5.0%	3,202,430	160,121	5.0%	2,403,230	120,162	5.0%	2,187,968	109,398
361-720 days	17.0%	1,901,348	323,229	33.3%	528,140	176,029	33.3%	633,934	211,290
Over 720 days	33.3%	1,004,614	334,838	100.0%	1,372,547	1,372,547	100.0%	387,657	387,657
		6,108,392	818,189		4,303,917	1,668,737		3,209,559	708,346
Closed Accounts:									
181-360 days	10.0%	699,038	69,904	100.0%	215,067	215,067	100.0%	641,831	641,831
361-720 days	33.3%	1,244,506	414,794	100.0%	200,532	200,532	100.0%	259,403	259,403
Over 720 days	66.7%	1,126,463	751,013	100.0%	533,804	533,804	100.0%	115,264	115,264
		3,070,007	1,235,711		949,403	949,403		1,016,498	1,016,498
Totals:									
181-360 days		3,901,468	230,025		2,618,297	335,229		2,829,799	751,229
361-720 days		3,145,854	738,023		728,672	376,561		893,337	470,693
Over 720 days		2,131,077	1,085,851		1,906,351	1,906,351		502,921	502,921
		9,178,399	2,053,899		5,253,321	2,618,141		4,226,057	1,724,844
Over/(Under)			83,101			303,687			(18,071)
GL Balance			2,137,000			2,921,828			1,706,773